UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 1)

                            Trikon Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    896187101
               ---------------------------------------------------
                                 (CUSIP Number)

                                 Judy K. Mencher
                           DDJ Capital Management, LLC
                           141 Linden Street, Suite 4
                              Wellesley, MA  02181
                                  781-283-8500
--------------------------------------------------------------------------------
 (Name, address and telephone number of person authorized to receive notices and communications)

                                 April 24, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
  schedule because of Rule 13d-1(b) (3) or (4), check the following box [   ].

                         (Continued on following pages)

                               (Page 1 of 8 Pages)


                                  SCHEDULE 13D

CUSIP NO. 896187101                     PAGE 2 OF 8 PAGES

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     DDJ Capital Management, LLC
     04-3300754
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     SEE ITEM #5                             (a) [ X ]
                                             (b) [   ]
3    SEC USE ONLY
4    SOURCE OF FUNDS*
     OO
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                            [   ]
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Commonwealth of Massachusetts

NUMBER OF           7         SOLE VOTING POWER
SHARES                        1,121,523
BENEFICIALLY        8         SHARED VOTING POWER
OWNED BY
EACH                9         SOLE DISPOSITIVE POWER
REPORTING                     1,121,523
PERSON WITH         10        SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,121,523
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [   ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.9%
14   TYPE OF REPORTING PERSON *
     IA
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 896187101                     PAGE 3 OF 8 PAGES

1    NAME OF REPORTING PERSON
     S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     B III Capital Partners, L.P.
     04-3341099
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     SEE ITEM #5                             (a) [ X ]
                                             (b) [    ]
3    SEC USE ONLY
4    SOURCE OF FUNDS*
     WC
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                            [     ]
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF           7         SOLE VOTING POWER
SHARES                        1,121,523
BENEFICIALLY        8         SHARED VOTING POWER
OWNED BY
EACH                9         SOLE DISPOSITIVE POWER
REPORTING                     1,121,523
PERSON WITH         10        SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,121,523
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [     ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.9%
14   TYPE OF REPORTING PERSON *
     PN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 896187101                     PAGE 4 OF 8 PAGES

1    NAME OF REPORTING PERSON
     S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     DDJ Capital III, LLC
     04-3317544
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     SEE ITEM #5                             (a) [ X ]
                                             (b) [    ]
3    SEC USE ONLY
4    SOURCE OF FUNDS*
     OO
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                            [     ]
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF           7         SOLE VOTING POWER
SHARES                        1,121,523
BENEFICIALLY        8         SHARED VOTING POWER
OWNED BY
EACH                9         SOLE DISPOSITIVE POWER
REPORTING                     1,121,523
PERSON WITH         10        SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,121,523
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [     ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.9%
14   TYPE OF REPORTING PERSON *
     OO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                  SCHEDULE 13D

CUSIP NO. 896187101                     PAGE 5 OF 8 PAGES

     ITEM 1.   SECURITY AND ISSUER:

     This Amendment No. 1 to Schedule 13D ("Amendment No. 1") should be read in conjunction with the Schedule 13D dated October 29, 1997 ("Schedule 13D") as filed with the Securities and Exchange Commission by DDJ Capital Management, LLC, a Massachusetts limited liability company, and certain affiliates. This Amendment No. 1 amends the Schedule 13D only with respect to those items listed below. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto on the Schedule 13D.

     This filing of this Amendment No. 1 is not, and should not be deemed to be, an admission that the Schedule 13D or any Amendment thereto is required to be filed.

     This statement relates to Common Stock, no par value per share (the "Shares") of Trikon Technologies, Inc., a California corporation (the "Company"). The principal executive offices of the Company are located at 9255 Deering Avenue, Chatsworth, California 91311.


     ITEM 3.   SOURCES AND AMOUNT OF FUNDS OR OTHER
               CONSIDERATION:

     Item 3 is deleted in its entirety and amended as follows:

     The Fund purchased an aggregate principal amount of $17,535,000 of the Company's 7 1/8% Convertible Subordinated Notes due 2001 (the "Notes") for cash in the amount of approximately $9,365,525, including brokerage commissions. The Notes have a conversion ratio of 63.9591 per $1,000; accordingly, the Fund may be deemed the beneficial owner of 1,121,523 Shares of Common Stock of the Company.

     No purchases and/or sales have occurred within that last sixty days of this filing; therefore there will not be a Schedule B attached to this statement.

     ITEM 4.   PURPOSE OF TRANSACTION:

     Third paragraph in Item 4 is deleted in its entirety and amended as follows:

       Other than as set forth below, none of DDJ or the DDJ Affiliates has any present plan or proposal which relates to or would result in (i)an extraordinary



                                  SCHEDULE 13D

CUSIP NO. 896187101                     PAGE 6 OF 8 PAGES


corporate transaction, such as a merger, reorganization, liquidation, or sale of transfer or a material amount of assets of or involving the Company or any of its subsidiaries, (ii) any change in the Company's present Board of Directors or management, (iii) any material changes in the Company's present capitalization or dividend policy or any other material change in the Company's business or corporate structure, (iv) any change in the Company's charter or bylaws, (v) the Company's Shares becoming eligible for termination of their registration pursuant to Section 12(g)(4) of the 1934 Act, or (vi) any similar action.

     Pursuant to a Management Rights Letter dated April 24, 1998 between the Company and the Fund, upon consummation of the restructuring of the Company's convertible debt, the Fund, as part of the restructuring, will have the right to nominate one member of the Board of Directors of the Company.

     ITEM 5.   INTEREST IN SECURITIES OF ISSUER:

     Paragraph (a) in Item is deleted and amended as follows:

     (a) The Fund beneficially owns, and DDJ III and DDJ beneficially own as general partner and investment manager, respectively, of the Fund 1,121,523 Shares (assuming conversion of all of its Notes, see Item 3), or approximately 6.9% of the outstanding Shares of the Company. Neither DDJ nor any of the DDJ Affiliates and, to the best knowledge of DDJ and the DDJ Affiliates, none of the persons named in Schedule A, beneficially own any other Shares.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS:

Exhibit 99 (A) (1)  Management Rights Letter dated April 24,
                    1998 between the Company and the Fund

                                  SCHEDULE 13D

CUSIP NO. 896187101                     PAGE 7 OF 8 PAGES


                                   SIGNATURE:


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DDJ CAPITAL MANAGEMENT, LLC


By:  /s/      Judy K. Mencher
     -------------------------------
     Judy K. Mencher
     Member


                                  SCHEDULE 13D

CUSIP NO.  896187101                    PAGE 8 OF 8 PAGES


                                   SCHEDULE A

     The name and present principal occupation or employment of each executive officer and member of DDJ Capital Management, LLC and each director of the DDJ Affiliates are set forth below. The business address of each person and the address of the corporation or organization in which such employment is conducted is 141 Linden Street, Suite 4, Wellesley, MA 02181. Mr. Harmetz, Mr. Breazzano and Ms. Mencher are U. S. citizens.


NAME                PRINCIPAL OCCUPATION OR EMPLOYMENT

Daniel G. Harmetz   Principal of DDJ Capital Management, LLC, DDJ Galileo,
                    LLC and DDJ Copernicus, LLC

David J. Breazzano  Principal of DDJ Capital Management, LLC, DDJ Galileo,
                    LLC and DDJ Copernicus, LLC

Judy K. Mencher     Principal of DDJ Capital Management, LLC, DDJ Galileo,
                    LLC, DDJ Copernicus, LLC, Vice President of DDJ Overseas
                    Corp. and Director of Kepler Overseas Corp.